UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

For the fiscal year ended: January 31, 2023

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Drone Guarder, Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Wyoming

Date of organization

May 14, 2012

Physical address of issuer

370 Amapola Avenue, Suite 200A, Torrance, CA 90501

Website of issuer

www.droneguarder.com

Current number of employees = 3

	Most recent fiscal year-end **January 31, 2023**	**Prior fiscal year-end** **January 31, 2022**
Total Assets	$5,620	$0
Cash & Cash Equivalents	$5,620	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$1,751,529	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$ (87,164)	$0

January 31, 2023

Form C-AR

Drone Guarder, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Drone Guarder, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.droneguarder.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is 3/22/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Drone Guarder, Inc. (the "Company" or "DRNG") is a Delaware corporation, incorporated/formed on May 14, 2012.

The Company's headquarters is located at 370 Amapola Avenue, Suite 200A, Torrance, CA 90501

The Company's website is www.droneguarder.com. The information available on or through our website is not a part of this Form C-AR.

The Business

Drone Guarder, Inc, formally Vopia, Inc. (the "Company") was incorporated as Blue Fashion Corp. under the laws of the State of Nevada on May 14, 2012. On May 04, 2022, the Company domiciled itself to the State of Wyoming. Frank I Igwealor purchased a control block of shares in the company on July 29, 2021. We believe that there are assets that past management along with predatory lenders have mis-managed and we intend to vigorously enforce the rights of the company. We intend to use part of the fund from this offering to do a forensic audit to identify assets that belong to the company. Management intends to develop and commercialize a drone enhanced home security system as a turnkey solution. Building on the established success of existing breathalyzer framework, Drone Guarder is an early stage security and surveillance company focusing on commercializing a drone enhanced home security system as a turnkey solution. The solution is app-based and includes a drone, infrared camera, and Android mobile app component: once an alarm has been triggered, the DroneGuarder™ will immediately take off from a wireless charging pad. The camera within the drone will record video for a few seconds, process it and then send an alert if a threat is found, which the DroneGuarder™ app sends in the form of a text, image or short recorded video if supported by the GSM network. The DroneGuarder™ can fly for up to 20 minutes, using GPS to navigate in its preprogrammed areas and return back to its charging pad after completing surveillance. The targeted markets include the USA, Canada, Europe, South Africa and the Asia-Pacific region.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in our prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Relating to Our Financial Position, Our Need for Additional Capital and Our Business

We have not generated any significant third-party external revenue to date, and we anticipate that we will incur losses for the foreseeable future.

We may not generate the cash that is necessary to finance our operations in the foreseeable future. We have not generated any significant third-party external revenues to date. We expect to continue to incur substantial losses for the foreseeable future as we complete development of our product prototype and website.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize our drone enhanced home security system.

We anticipate that we will require additional capital in the future in order to continue the research and development of our drone security system. Our future capital requirements will depend on many factors that are currently unknown to us, including, without limitation: the timing of progress, results and costs of our product development; the costs of product manufacturing and of establishing commercial manufacturing arrangements; the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims; our ability to establish research collaborations, strategic collaborations, licensing or other arrangements; the costs to satisfy our obligations under potential future collaborations; and the timing, receipt, and amount of revenues or royalties, if any, from any approved products.

We have based our expectations relating to liquidity and capital resources on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our products, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current products.

In order to develop and obtain regulatory approval for our products we will need to raise substantial additional funds. We expect to raise any such additional funds through public or private equity or debt financings, collaborative agreements with corporate partners or other arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets. If we raise additional funds by issuing equity securities, substantial dilution to existing shareholders would result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business. We may be required to relinquish rights to our technologies or drones or grant licenses on terms that are not favorable to us in order to raise additional funds through strategic alliances, joint ventures or licensing arrangements.

If adequate funds are not available on a timely basis, we may be required to: terminate or delay testing or other development for our products; delay arrangements for activities that may be necessary to commercialize our products; or cease operations.

In addition, if we do not meet our payment obligations to third parties as they come due, we may be subject to litigation claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and distract management, and may have unfavorable results that could further adversely impact our financial condition.

Risks Related to the Development and Regulatory Approval of Products

Our success largely depends on the success of our drone prototype development, which is at an early stage.

The success of our business depends substantially upon our ability to develop, obtain regulatory approval for and commercialize our drones successfully. Our research and development programs are prone to the significant and likely risks of failure inherent in product development. We intend to continue to invest most of our time and financial resources in our research and development programs.

Before obtaining regulatory approvals for the commercial sale of any drone product for a target indication, we must demonstrate with substantial evidence gathered in well-controlled product trials, and, with respect to approval in the United States, to the satisfaction of the Federal Aviation Administration, or FAA, or, with respect to approval in other countries, similar regulatory authorities in those countries, that the product is safe and effective for use for that target indication. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. Despite our efforts, our products may not: offer improvement over existing, comparable products; be proven safe and effective in product trials; or meet applicable regulatory standards.

Furthermore, we have not marketed, distributed or sold any products. Our success will, in addition to the factors discussed above, depend on the successful commercialization of our products, which may require: obtaining and maintaining commercial manufacturing arrangements with third-party manufacturers; or collaborating with security companies or contract sales organizations to market and sell any approved product.

Many of these factors are beyond our control. We do not expect any of our products to be commercially available for several months. Accordingly, we do not anticipate generating revenues from the sale of products in the near- or medium-term.

If trials of our products are prolonged, delayed, suspended or terminated, we may be unable to commercialize our products on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with our product trials or any future trials that will cause us or any regulatory authority to delay or suspend those trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our planned product trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product: conditions imposed us on us by the Federal Aviation Authority (FAA) or any foreign regulatory authority regarding the scope or design of our product trials; delays in obtaining, or our inability to obtain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials; insufficient supply or deficient quality of our products or other materials necessary to conduct our trials; failure of our third-party contractors to meet their contractual obligations to us in a timely manner.

The regulatory approval processes of the FAA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our products, our business will be substantially harmed.

The time required to obtain approval by the FAA and comparable foreign authorities is inherently unpredictable and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of research data necessary to gain approval may change during the course of a product's development and may vary among jurisdictions. We have not obtained regulatory approval for any products and it is possible that none of our existing products or any products we may seek to develop in the future will ever obtain regulatory approval.

Our products could fail to receive regulatory approval for many reasons, including the following: the FAA or comparable foreign regulatory authorities may disagree with the design or implementation of our product trials; we may be unable to demonstrate to the satisfaction of the FAA or comparable foreign regulatory authorities that a product is safe and effective for its proposed indication; we may be unable to demonstrate that a product's security and other benefits outweigh its safety risks; the FAA or comparable foreign regulatory authorities may disagree with our interpretation of data from studies or trials; the FAA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for commercial supplies; or the approval policies or regulations of the FAA or comparable foreign regulatory authorities may significantly change in a manner rendering our research data insufficient for approval.

Even if our products receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FAA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FAA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for our products.

Both before and after marketing approval, our drones are subject to ongoing regulatory requirements and continued regulatory review, and if we fail to comply with these continuing requirements, we could be subject to a variety of sanctions and the sale of any approved products could be suspended.

Any regulatory approvals that we receive for our drones may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including product trials, and surveillance to monitor the safety and efficacy of the product. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with the regulatory requirements of the FAA and other applicable U.S. and foreign regulatory authorities could subject us to administrative or judicially imposed sanctions, including: restrictions on the marketing of our products or their manufacturing processes; warning letters; civil or criminal penalties; fines; injunctions; product seizures or detentions; import or export bans; voluntary or mandatory product recalls and related publicity requirements; suspension or withdrawal of regulatory approvals; total or partial suspension of production; and refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

The FAA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drones. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Risks Related to the Commercialization of Our Drones

Even if any of our drones receive regulatory approval, if such approved product does not achieve broad market acceptance, the revenues that we generate from sales of the product will be limited.

Even if any product we may develop or acquire in the future obtain regulatory approval, they may not gain broad market acceptance among security and surveillance companies and users. Consequently, even if we discover, develop and commercialize a product, the product may fail to achieve broad market acceptance and we may not be able to generate significant revenue from the product.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell an approved product, we may be unable to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of our products. In order to market any products that may be approved by the FAA, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

The markets for our products are subject to intense competition. If we are unable to compete effectively, our products may be rendered noncompetitive or obsolete*.*

We will face competition with respect to all products we may develop or commercialize in the future from security and surveillance companies worldwide. The key factors affecting the success of any approved product will be its indication, label, efficacy, safety profile, method of administration, pricing, and level of promotional activity relative to those of competing drones.

Furthermore, many large security and surveillance companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drones that target the same indications we are targeting with our research and development program. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could incur substantial liability.

The use of our products in product trials and the sale of any products for which we obtain marketing approval will expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, security and surveillance providers or others selling or otherwise coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in: decreased demand for any approved products; impairment of our business reputation; costs of related litigation; distraction of management's attention; substantial monetary awards to patients or other claimants; loss of revenues; and the inability to successfully commercialize any approved products.

If our customers' security systems are breached by cyber hackers, we could lose consumer trust and incur substantial liability.

Our drone enhanced security systems may be vulnerable to security breaches from cyber hackers, which may expose us to risk of liability claims as well as result in: decreased demand for our products; impairment of our business reputation; costs of related litigation; distraction of management's attention; substantial monetary awards to patients or other claimants; loss of revenues; and the inability to successfully commercialize any approved products.

Our customers must obtain approval from local U.S. police in order to fly our drones; failure to do so could damage the reputation of the Company.

In order to fly drones over a certain area in the U.S., consumers must contact their local police department and obtain approval to do so. If the user fails to do this and is consequently reprimanded, it may damage the Company's reputation and a decline in demand for our products; loss of revenues; distraction of management's attention; and the inability to successfully commercialize our products.

Risks Related to Our Dependence on Third Parties

We have no manufacturing capacity and depend on a third-party manufacturer to produce our products.

We do not currently operate manufacturing facilities for production of any of our drones. We have no experience in drone manufacturing, and we lack the resources and the capabilities to manufacture any of our drones on a commercial scale. As a result, we rely on a third-party manufacturer to supply, store, and distribute supply of our products, and plan to continue to do so for the foreseeable future.

Our drones require precise, high quality manufacturing. Failure by our contract manufacturer to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns, or other problems that could seriously hurt our business. Contract manufacturers may encounter difficulties involving production yields, quality control, and quality assurance. These manufacturers are subject to ongoing periodic and unannounced inspections by the FAA and corresponding state and foreign agencies to ensure strict compliance with all applicable government regulations and corresponding foreign standards; however, we do not have control over third-party manufacturers' compliance with these regulations and standards.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FAA and other regulatory agencies for any of our products, and our commercialization of any of our products may be halted, delayed or made less profitable if those third parties fail to obtain such approvals, fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

If the FAA or other regulatory agencies approve any of our products for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of approved products. These manufacturers may not be able to successfully increase the manufacturing capacity for any approved products in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FAA must review and approve.

We depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the raw materials required for the production of our drones. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified. Although we believe there are currently several other suppliers of these raw materials, we may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms.

Risks Related to Our Intellectual Property

If we are unable to adequately protect or enforce the intellectual property relating to our products, our ability to successfully commercialize our products will be harmed.

Our success depends in part on our ability to protect our products from unauthorized or infringing use by third parties both in the United States and in other countries. Due to evolving legal standards relating to the patentability, validity and enforceability of patents, rights under any issued patents on existing technological features of our drones may not provide us with sufficient protection for our products or provide sufficient protection to afford us a commercial advantage against competitive products or processes.

In the event that a third party has also filed a U.S. patent application relating to our products or a similar invention, we may have to participate in interference or derivation proceedings declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drones or by covering similar technologies.

We may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights.

We may not be able to protect our intellectual property rights throughout the world.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing products to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Other parties may hold or obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding: the patentability of our inventions relating to our products; and/or the enforceability, validity or scope of protection offered by patents relating to our products.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non- infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may: incur substantial monetary damages; encounter significant delays in bringing our products to market; and/or be precluded from participating in the manufacture, use or sale of our products.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable; however, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable; however, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "DRNG" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

The outstanding shares of our Series A Super Voting Convertible Preferred Stock effectively preclude current and future owners of our common stock from influencing any corporate decision.

Our current director, Frank I Igwealor through Video River Networks Inc. control 100% of the outstanding shares of our Series A Super Voting Convertible Preferred Stock. The Series A Super Voting Convertible Preferred Stock has 10,000,000 Special 2021 series A preferred shares shall always control a fixed 79% of the total voting power (Super-Voting Power) of ALL combined classes of ALL issued and outstanding shares. Mr. Igwealor will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. Their control of the outstanding Series A Super Voting Convertible Preferred Stock may also delay or prevent a future change of control of our company at a premium price, if they oppose it.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised

Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

Risks Related to the Note Financings

Common Shares that we issue upon conversion of promissory notes will dilute our existing stockholders and depress the market price of our common stock.

As of the date of this prospectus, we are obligated to issue approximately 85,000,000 common shares upon conversion of the currently outstanding EMA Note and Auctus Note. For EMA, the share total is based on $125,000 of currently outstanding principal and unpaid interest and based upon a conversion price equal to the lesser of (i) the trading price for our common stock on the trading day prior to the closing date of the Note, or (ii) a 50% discount to the lowest trading or lowest closing bid price for our common stock during the 25 trading day period immediately prior to conversion, whichever is lower. For Auctus, the shares total is based on $165,000 of currently outstanding principal and unpaid interest and based upon a conversion price equal to the lesser of (i) the lowest trading price of our common stock during the twenty-five-day trading period prior to the issue date of the Auctus Note and (ii) 50% of the lowest trading price of our common stock during the twenty-five-day trading period prior to the conversion.

The total potential issuable shares increases with the inclusion of additional interest and any decrease in our stock price. As of the date of this prospectus, no shares have been issued pursuant to conversion of the notes and neither lender has elected to convert any part of the notes to date.

The issuance of shares upon conversion of the notes will dilute our existing shareholders. The number of common shares issuable by us upon conversion of the notes is dependent on the trading price of our common shares during the twenty days prior to conversion. If the price of our stock declines in value, we will be obligated to issue more shares to the note holders which would have a further dilutive effect on our stock which could depress the market price of our common stock.

We may be required to issue a significant amount of common shares upon conversion of notes that could result in a change of control.

The conversion price of the notes is based upon the trading price of our common shares. There is no way to determine with certainty the number of common shares we will be required to issue should note holders convert their notes into our common shares. As the notes are converted our stock price will decline requiring us to issue an increased number of common shares. We are currently authorized to issue 3,500,000,000 common shares. We presently have 2,611,755,546 shares outstanding. We could be required to increase our authorized shares to provide sufficient authorized common stock for conversion of the notes.

The holders of the notes convertible into our common stock will pay less than the then- prevailing market price for our common stock.

The notes are convertible at the lesser of (i) the trading price for our common stock on the trading day prior to the closing date of the Note, or (ii) a 50% discount to the lowest trading or lowest closing bid price for our common stock during the 25 trading day period immediately prior to conversion, whichever is lower. As such, the note holders have a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If the noteholders sell shares, the price of our common stock will likely decrease. If our stock price decreases, the noteholders may have a further incentive to sell the shares of our common stock that they hold. These sales may put further downward pressure on our stock price and reduce the value of your common shares.

If our stock price materially declines, the convertible note holders will have the right to a large number of shares of common stock upon exchange of amounts due under the notes, which may result in significant dilution.

The notes have a conversion feature which is based upon 50% of our lowest trading price over a twenty trading day period. If our common stock price materially declines, we will be obligated to issue a large number of shares to the holders of these notes upon conversion. This will likely materially dilute existing shareholders. The potential for such dilutive issuances upon conversion of outstanding notes may depress the price of common stock regardless of our business performance, and could encourage short selling by market participants, especially if the trading price of our common stock begins to decrease.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

The Company's operations and revenue have been negatively impacted by the COVTD-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The recent outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental stay-at-home orders, prohibitions on public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If the stay-at-home orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gatherings or in the safety of hiring caregivers which may have a material adverse effect on the demand for our services and our business operations as a whole. Additionally, if conventions centers, hotels, and other similar venues do not return to normal operations, the Company will see limitations on revenue and may be unable to continue.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

BUSINESS

We are an early stage security and surveillance company focusing on commercializing a drone enhanced home security system as a turnkey solution. The solution is app-based, Android mobile app component and utilizing a third party drone and infrared camera, and: once an alarm has been triggered, the DroneGuarder™ will immediately take off from a wireless charging pad. The camera within the drone will record video for a few seconds, process it and then send an alert if a threat is found, which the DroneGuarder™ app sends in the form of a text, image or short recorded video if supported by the GSM network. The DroneGuarder™ can fly for up to 20 minutes, using GPS to navigate in its preprogrammed areas and return back to its charging pad after completing surveillance.

Once an alarm has been triggered the drone will instantly leave its charging pad and fly to the destination where the alarm was activated, or any other predefined destination programmed for the specific alarm. The infrared (IR) camera will recognize any human movement night or day, and stream it directly to the smartphone that is connected to the drone when the app is open and the user is on that screen, recording all activity. On this drone and all drones from DJI, simultaneous action is not possible. The video must end before the phone can do other things. This is because if the video goes into the background, the video will stop and the drone will immediately return. All homes or businesses are great candidates for the drone alarm system as it is compatible with standard surveillance cameras and movement detectors. Each sensor's GPS position has been registered in the drone with a smartphone, so it knows exactly where to go.

The solution is expected to come as a packaged solution that can be tailored to fit the requirements of an individual security installation company and will be sold to U.S. based companies that provide security solutions for private homes, gated communities and construction sites. The solution is designed to be flexible enough to integrate into all existing security solutions that a gated community or private home might already have, as well incorporate add-ons with extra features if needed. The targeted markets include the USA, Canada, Europe, South Africa and the Asia-Pacific region.

Our primary revenue model is expected to be selling home security systems directly to the clients (e.g. homes, business, or security resellers) including through resellers, as it enables the Company to reach the widest customer base for the lowest cost. Our secondary business model is expected to be leasing home security systems for a monthly flat fee and pre-selling discounted first-versions of the product. We plan to develop our own software and acquire the hardware needed from a third party in an attempt to lower expenses.

The App is a key component of our security solution with our proprietary functionality built into the App controlled by a customer's iPhone or iPad. The performance includes "Patrol" where a customer clicks the Patrol button on the App and the drone autonomously patrols the entire grid of the customer's property using pre-designated GEO Fencing GPS weigh points that stream a real-time video feed back to the phone or tablet via the App.

Our new App will have a function called "Go Home" where at any time a customer can call the drone back to its home wireless charging base, normally located on the roof of the home or business. Additionally, we have a live weather function on the App and other abilities that are all part of the Drone Guarder App platform.

Security System Setup

The drone security system customer (hereafter known as the "Customer") buys a security system either in parts or as a package. There are two apps within the system: a controller app for the Android used as a home base for IoT that can only receive alarms from IoT, send messages and control the drone, and a presenter app for Android and iOS that can receive messages from the controller app, see video from the drone (via the sky) and send controls to the drone via the controller app. The Customer then downloads the security system Android app (hereafter known as the Controller App) from the Google Play Store onto an Android phone that is part of the security system, i.e., it must not leave the WiFi network it is connected to. If this happens, the Controller App must present a message saying that it has lost access to the home security WiFi network. Then, the customer downloads the presenter app from either the Google Play Store (for Androids) or the Apple Store.

The Customer is then able to perform the following actions:

1. The Customer is able to connect to the cloud service which is the backend of the Apps (we will need to confirm this with our web developer). Prior to the app download the Customer must have purchased a subscription from the website. In-App purchases are not available and must be done beforehand. The Apps must immediately offer a login window to the web service so that the Customer can be authorized.

2. The Customer is then able to connect to the home WiFi system. This is compulsory for the steps that follow.

3. The IoT device system is discoverable over WiFi (it usually broadcasts a second WiFi signal) and the user must connect the Controller App to the IoT system (similar to Chromecast) and then authorize themselves. This is part of the web service setup done separately and will use the same username and password used when purchasing the subscription. This connection window has options including error messages and contact options in case of errors.

4. Then the Apps must connect to the drone via its controller (only DJI Maveric Pro is supported). A connection window is then shown showing success or failure.

5. The Apps are finally ready for service.

6. The Apps will push notifications of ALIVE configurable as to the number of minutes to show that it is still connected to the drone and security system. Will push error notifications also.

7. The Customer will then select up to 5 phone numbers and 5 email addresses that they will receive alerts at (does not include livestream). The Apps may be programmed to choose the most common email addresses or phone numbers to send messages to them first. However, they do not have the capability to reply to messages or emails.

Sensor System Setup

The Customer starts up the Apps in Sensor Setup mode. This must be done at least once in order for the system to operate correctly. This can be removed from the other setup steps; however, if not done, the drone will not operate and all alerts from the sensors will be directly alerted to the Customer on the phone numbers and email addresses they have set up in their contact list.

The Customer shall then set up their Location settings to authorize the Apps to access the Location while active. Then they shall use this phone and take it to each sensor location and press a button to add that sensor location with a unique ID (indoors might be an issue so if there are no GPS coordinates, an error will be displayed when trying to add that location. Also if the GPS coordinate is identical to a previous sensor location, another error will be thrown).

Once all are added, the Customer shall be able to close the sensor setup and restart the Apps. Such a message must be displayed. The Customer shall then be able to see all sensors on a map and manually draw a path between them that is clear of obstacles. A third party Maps API will be used.

Patrol Mode

The Customer is able to set a patrol mode where the drone will patrol the home. This cannot be more frequent than once an hour since the battery takes time to charge for the drone. The Customer is able to see time remaining for drone charge and to cancel a patrol if needed. On patrol, the Customer is able to see images if he or she wants. By default this is turned OFF so that all the Customer gets is an "All is Well!" message or similar. The drone will patrol the home area and return if battery is low or it is called back or if the patrol is complete.

Alert Mode

The Customer receives an alert notification that a sensor has been breached on the Android device connected to the home network. The Apps then will display a message on screen and in addition, it must send a message to all other devices registered with the Apps. It must receive messages from the drone and process the images and must format the images and send them to registered devices if configured to do so.

Research and Development Pipeline

Our research and development pipeline currently includes the development and testing of our drone product, website and software.

Our Strategy/Mission

Our aim is to be the leading security and surveillance company focused on commercializing an innovative drone-enhanced home security system as a turnkey solution, generated from our research and development activities for developing a prototype of the drone and the software.

• Strategically collaborate.

We intend to seek to collaborate with universities plus security and surveillance providers/resellers for commercialization of our drone enhanced security systems to security and surveillance providers/resellers.

• Highly leverage external talent and resources.

We plan to maintain strong talent internally having expertise in our core areas of focus and as needed to execute efficiently on our development and business objectives. We operate by conducting in-house development on critical elements in our drone software, while forming strategic alliances around novel technologies and outsourcing generic development activities to established contract organizations. We plan to continue to rely on the very extensive experience of our management team to execute on our objectives.

 • Evaluate commercialization strategies in order to maximize the value of our products or future potential products.

As we progress our product through development toward commercialization, we plan to evaluate several options for the product's commercialization strategy. These options include building our own internal sales force; entering into a joint marketing partnership with another security and surveillance company, whereby we jointly sell and market the product; and out-licensing our product, whereby another security and surveillance company sells and markets our product and pays us a royalty on sales. Our decision will be based on a number of factors including capital necessary to execute on each option, size of the market to be addressed and terms of potential offers from other security and surveillance companies. It is too early for us to know which of these options we will pursue for our products, assuming their successful development.

Patents and Intellectual Property Rights

We do not currently possess any patents of our own; however, we rely on the intellectual property rights of the existing technologies as well as our trade secrets in order to protect our proprietary drone enhanced security product assets and associated technologies.

The Company's headquarters is located at 370 Amapola Avenue, Suite 200A, Torrance, CA 90501

History

Drone Guarder, Inc, formally Vopia, Inc. (the "Company") was incorporated as Blue Fashion Corp. under the laws of the State of Nevada on May 14, 2012. The Company is an early stage security and surveillance company focusing on commercializing a drone enhanced home security system as a turnkey solution. On August 5, 2014, the Company changed its name to Vopia, Inc. On March 24, 2017, the Company changed its name to Drone Guarder, Inc. On May 04, 2022, the Company domiciled itself to the State of Wyoming.

The company is currently engaged with forensic an assets recovery consultant to help recover the assets of the company from previous management to make shareholders whole again. The company is currently a non-operating holding company.

The Company intends to go after the Toxic lenders and predatory lenders that have been milking the corporation and depriving the shareholders of stability because of the nonstop dilutions they had subjected the company to these past years.

The Company recently wrote down all of its assets to zero following a change of management because new management had doubts about the value of each assets and their availability for the Company's utilization. Following the management change, the Company has funded its operation with advances from the new management. The company hopes to continue with this arrangement until it could raise sufficient capital to stand on its own feet. The company has also engaged with forensic accountants and assets recovery consultants to help recover the assets of the company from previous management and predatory lenders to make shareholders whole again.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Frank I Igwealor	President, CEO, Treasurer, Secretary, Director	CEO, Drone Guarder, Inc. (July 2021 - Present) Attorney, Capital Markets and Securities Law Group, PC. (March 2021 - Present)	J.D., Southwestern Law School, 2013 M.B.A., California State University, Dominguez Hills, 2008

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware laws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full-time employees and 2 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of January 31, 2023 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution Rights
Preferred Stock: Frank I Igwealor	10,000,000 shares	Yes	No
Common Stock: Other Holders	2,611,755,546 shares	Yes	No

Our authorized capital stock consists of 3,600,000,000 common shares, and 10,000,000 of which are designated as common stock, each having $0.001 par value, while 10,000,000 are designated as preferred stock, each having $0.001 par value. As of January 31, 2023, there were 2,611,755,546 shares of common stock and 10,000,000 shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

Both our common stock and preferred stock has voting power.

Convertible Notes

As at January 31, 2023, based on advice of counsel, the Company using a legally-binding board resolution, has cancelled all convertible notes outstanding. The Company currently has no convertible notes outstanding.

Regulation CF Offering

On September 27, 2021, the Company offered to issue $250,000 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth. As at January 31, 2023, the Company has not issued any of those notes it offered to issue.

The Regulation CF Transaction was conducted through TruCrowd, Inc. (the "Intermediary").

Debt

The Company has been operating based of line of credit from its sole Officer and Director who has been advancing the Company's operating budget since July of 2021. As at January 31, 2023, the Company has taken a total of $0 in advance from its sole Officer and Director to pay bills and costs associated with revival the Company's charter with Delaware, paying off liabilities balances from vendors, and bringing the company current.

Stockholders With Above >5% Ownership

At this time, the Company has only one beneficial equity holders holding greater than 5% of the voting equity of the Company: Frank I Igwealor.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0.00

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

As at January 31, 2023, the Company has zero cash on hand. On August 18, 2021, the Company offered to issue pursuant to Regulation CF, $250,000, which the Company is yet to issue because it has not commenced the fundraising campaign. The Company will likely require additional financing in excess of the proceeds from these two offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exhibit A

[See attached]

DRONE GUARDER, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED January 31, 2023 and 2022

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Drone Guarder, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	January 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash	$ 5,620	$ -
Prepaid expenses	-	-
TOTAL ASSETS	$ 5,620	$ -
LIABILITIES & EQUITY		
Liabilities		
Convertible debenture	$ 701,234	$ 701,234
Advance related party	101,329	101,329
Promissory Notes	285,284	192,500
Other Liabilities	663,682	663,682
Total Liabilities	$ 1,751,529	$ 1,658,745
Stockholders' deficit:		
Preferred stock, $.001 par value, 10,000,000 shares authorized, 10,000,000 issued and outstanding as at and January 31, 2023 and 2022.	10,000	10,000
Common Stock, $0.001 par value, 3,600,000,000 shares authorized, 2,611,755,546 issued and outstanding as at January 31, 2023 and 2022 respectively.	2,611,755	2,611,755
Additional Paid-in Capital	(135,587)	(135,587)
Accumulated deficit	(2,573,332)	(2,486,168)
Total Equity	$ (1,745,909)	$ (1,658,745)
TOTAL LIABILITIES & EQUITY	$ 5,620	$ -

The accompanying notes are an integral part of these financial statements.

Drone Guarder, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	December 31,	
	2022	**2021**
Ordinary Income/Expense		
Expense		
Advertising and Promotion	925.00	
Automobile & Travel Expenses	1472.00	
Business Licenses and Permits: NV SoS	1285.00	
Bus. Licenses & Permits-Other	628.00	
Community Outreach	1089.00	
Computer and Internet Expenses	305.97	
Insurance Expense	208.00	
Office Supplies	1558.00	
Professional Fees	41288.00	
Accounting	2201.00	
Business Development	2095.00	
Investor Relations	985.00	
Legal	12085.00	

OTC Markets	7,429.00
Stock Transfer Agents	6285.00
Rent & Lease Expense	3659.09
Telephone Expense	702.70
Training and Staff Development	1895.00
Total Expense	87,163.86
Net Ordinary Income	87,163.86
BASIC AND DILUTED LOSS PER SHARE:	($0.0008)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic	2,611,755,546 2,611,755,546

The accompanying notes are an integral part of these financial statements.

F-3

Drone Guarder, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 31, 2018			133,400,000	133,400	130,123	(971,838)	(708,315)
Net Income(Loss) - January 31, 2019							-
Balance - January 31, 2019	10,000,000	10,000	133,400,000	133,400	130,123	(971,838	(708,315)
Shares Issuance	10,000,000	10,000	9,550,000	9,550	553,350	(1,514,330)	(950,430)
Net Income(Loss) - January 31, 2020			-	-	-	-	-
Balance - January 31, 2020	10,000,000	10,000	142,950,000	142,950	683,473	(2,486,168)	(1,658,745)
Shares Issuance			2,468,805,546	2,468,805	(819,060)	-	
Balance - January 31, 2021	10,000,000	10,000	2,611,755,546	2,611,755	(135,587)	(2,486,168)	(1,658,745)
Net Income(Loss) - January 31, 2023			-	-	-	(87,164)	(87,164)
Balance - January 31, 2023	10,000,000	10,000	2,611,755,546	2,611,755	(135,587)	(2,486,168)	(1,658,745)

Drone Guarder, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Year Ended January 31,	
	2023	2022
Cash Flows from Operating Activities:	(87,164)	-
Net income(loss)	-	-
Adjustments to reconcile net income(loss) to net cash		
used in operating activities		
Depreciation and amortization		
Accretion of debt discounts		
Stock-based transaction expense		
Loss on disposed fixed assets		
Changes in operating assets and liabilities	-	-
Net Cash Used In Operating Activiti	(87,164)	
Cash Flows from Investing Activities:		
Purchases of property and equipment		
Acquisition of assets		
Net Cash Provided By Investing Activities		
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock		
Proceeds from issuance of long-term debt		
Proceeds from note payables	92,784	
Net Cash Provided By Financing Activities	92,784	
Foreign Currency Translation		
Net Change in Cash	5,620	
Cash and Cash Equivalents - Beginning of Year		
Cash and Cash Equivalents - End of Year	$5,620	

The accompanying notes are an integral part of these financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2023

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Drone Guarder, Inc. (Formerly Vopia, Inc.) was incorporated as Blue Fashion Corp. under the laws of the State of Nevada on May 14, 2012. The Company is an early stage security and surveillance company focusing on commercializing a drone enhanced home security system as a turnkey solution. On August 5, 2014, the Company changed its name to Vopia, Inc. On March 24, 2017, the Company changed its name to Drone Guarder, Inc. On May 04, 2022, the Company domiciled itself to the State of Wyoming.

Since November of 2019, the Company seems to had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements, hold an annual meeting of stockholders. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act. After their June 30, 2016 quarterly reports, filed on May 05, 2018, the Company stopped all forms of making public report of its operation and financial results. By August 06, 2021, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act.

By August 06, 2021, Alpharidge Capital LLC, a California limited liability company, controlled by Mr. Frank I Igwealor, acquired the voting control of the Company through the acquisition of 10 million shares of the Company's preferred shares. Following the change, the Company is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The new owner was not able to recover all of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2022, 2021 and 2020.

The company is currently engaged with forensic an assets recovery consultant to help recover the assets of the company from previous management to make shareholders whole again.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS

7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations with $2,486,168 accumulated as of January 31, 2023. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

- Level 1: Quoted prices in active markets for identical assets or liabilities

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 ("SFAS 52"), "Foreign Currency Translation". The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re- measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of January 31, 2023 and 2022, respectively, there was $0.00 of unrecognized expense related to non-vested stock-based compensation arrangements granted. There have been no options granted during the year ended January 31, 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as of January 31, 2023 and 2022, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at January 31, 2023 and 2022. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

As of January 31, 2021, the Company expected no net deferred tax assets to be recognized, resulting from net operating loss carry forwards. Deferred tax assets were offset by a corresponding allowance of 100%.

The Company experienced a change in control during the year, and therefore no more than an insignificant portion of this net operating allowance will ever be used against future taxable income.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

NOTE 6 – NOTES PAYABLE

None

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

By August 06, 2021, Alpharidge Capital LLC, a California limited liability company, controlled by Mr. Frank I Igwealor, acquired the voting control of the Company through the acquisition of 10 million shares of the Company's preferred shares. Following the change, the Company is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. New management were not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2020, 2019 and 2018.

The company is currently engaged with forensic an assets recovery consultant to help recover the assets of the company from previous management to make shareholders whole again. The company is currently a non-operating holding company.

The Company intends to go after the Toxic lenders and predatory lenders that have been milking the corporation and depriving the shareholders of stability because of the nonstop dilutions they had subjected the company to these past years.

The Company recently wrote down all of its assets to zero following a change of management because new management had doubts about the value of each assets and their availability for the Company's utilization. Following the management change, the Company has funded its operation with advances from the new management. The company hopes to continue with this arrangement until it could raise sufficient capital to stand on its own feet. The company has also engaged with forensic accountants and assets recovery consultants to help recover the assets of the company from previous management and predatory lenders to make shareholders whole again.

CERTIFICATION

I, Frank I Igwealor, CEO of Drone Guarder, Inc., certify that:

(1) the financial statements of Drone Guarder, Inc. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of Drone Guarder, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Drone Guarder, Inc. filed for the fiscal year ended January 31, 2023.

Dated: May 1, 2023   /s/ Frank I Igwealor
                                           Frank I Igwealor

                                           President and Chief Executive Officer